Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE - For Immediate Release

BYND CANNASOFT ENTERPRISES INC. ANNOUNCES $649,500

NON-BROKERED PRIVATE PLACEMENT FINANCING

Vancouver, British Columbia (September 30, 2022) BYND Cannasoft Enterprises Inc. (NASDAQ: BCAN) (CSE: BYND) (“BYND” or the “Company”) is pleased to announce that it has agreed to raise up to CAD$649,500 from certain investors by way of a non-brokered private placement. Specifically, the Company has agreed to issue up to 150,000 common shares at an issue price of $4.33 per share (the “Private Placement”).

The Private Placement is scheduled to close prior to the end of October and is conditional upon receipt of all necessary regulatory approvals. As required by the investors, the proceeds from the Private Placement will be utilized to pay for public relations, investor relations and business marketing costs.

No finder’s fee will be payable in connection with the Private Placement. Pursuant to Canadian securities laws, all common shares which are issued pursuant to the Private Placement, will be subject to a hold period of four months plus one day from the date of closing of the Private Placement. The common shares are expected to be offered to investors located in Israel only. No securities will be offered or sold in the United States or to U.S. investors.

Mr. Yftah Ben Yaackov, the BYND’s CEO noted that “This Private Placement will allow us to invest in marketing and public relations, an area we have barely invested in since our listing on the CSE back in April 2021, it will increase visibility of our Company worldwide and will help create real value for our shareholders and the Company”.

About BYND Cannasoft Enterprises Inc.

BYND is an integrated software/cannabis company, based in Israel.

CRM Software

BYND owns and markets a proprietary customer relationship management (CRM) software product, known as “Benefit CRM”. BYND’s Benefit CRM software enables small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities and asset management. BYND’s next-generation Benefit CRM platform is now ready for BETA testing.

Cannabis CRM

Building on its 20 years of experience in CRM software, BYND has recently begun development of an innovative new CRM platform, designed specifically to serve the needs of the medical cannabis industry. This new platform will be the first of its kind for the medical cannabis field and the Company is confident it will transform the industry into a more organized, accessible, and price transparent market. Data and information collected through the operation of the Cannabis Farm (see below) and the products it produces will allow BYND to test its new Cannabis CRM platform and adjust the platform as necessary. Additionally, operating the Cannabis Farm and selling medical cannabis will bring in additional revenue to further support BYND during the initial roll-out years of its cannabis CRM platform.

Cannabis Farm

BYND is in the process of securing approval for the transfer of a primary growing license for growing medical cannabis in Israel and intends to construct a 3.7 acre farm facility near Ashkelon Israel, to grow medical cannabis. The Company’s plans include the construction of 4 state of the art greenhouses, housing approximately 2.5 acres of total growing area. BYND estimates that once fully operational its Cannabis farm facility will be able to produce 7,500kg of raw cannabis each year. BYND also intends to work with strategic partners to develop and market new, proprietary cannabis-infused products for sale throughout Israel and for export. For Further Information please refer to the information available on the Company’s website: www.cannasoft- crm.com, the CSE’s website: www.thecse.com/en/listings/life-sciences/bynd-cannasoft-enterprises-inc and on SEDAR: www.sedar.com.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com

For Media and Investor Relations, please contact:

David L. Kugelman

(866) 692-6847 Toll Free - U.S. & Canada

(404) 281-8556 Mobile and WhatsApp

dk@atlcp.com

Skype: kugsusa

Cautionary Note Regarding Forward-Looking Statements

This Press Release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. In this news release, these statements include, without limitation, the expected completion of the Private Placement and the intended use of proceeds from the Private Placement. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made including, without limitation, the Company’s receipt of subscriptions under the Private Placement and existing business conditions at the time of its intended use of the net proceeds from the Private Placement, in addition to those factors discussed in filings made by us with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Should one or more of these risks and uncertainties, such as currency and interest rate fluctuations, increased competition, and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Shareholders are cautioned not to put undue reliance on such forward-looking statements.

Neither the U.S. Securities and Exchange Commission nor the CSE has reviewed, approved or disapproved the content of this press release.